Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

December 20, 2019

RE:    Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed March 1, 2019
File No. 001-31921

Dear Mr. Babula:
         This letter is to confirm that, in a conversation today with Ms. Sondra Snyder, it was agreed that Compass Minerals International, Inc. would respond to the Division of Corporation Finance’s letter dated December 19, 2019 regarding the above-referenced filing, on or before January 20, 2020.
Please contact me at (913) 344-9200 with any further questions regarding this matter.

Sincerely,

/s/ James D. Standen
James D. Standen
Chief Financial Officer
and Principal Accounting Officer

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